UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

VeriSign, Inc.
(Name of Subject Company (issuer))

VeriSign, Inc.
(Names of Filing Persons (offeror))

Options to purchase common stock, par value $0.001 per share, under the VeriSign, Inc. 2001 Stock Incentive Plan
(Title of Class of Securities)

92343E102
(CUSIP Number of Class of Securities (underlying common stock, par value $0.001 per share))

James M. Ulam, Esq.
Senior Vice President, General Counsel
VeriSign, Inc.
487 East Middlefield Road
Mountain View, California 94043
(650) 961-7500
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Jeffrey R. Vetter, Esq.
R. Gregory Roussel, Esq.
FENWICK & WEST LLP
Two Palo Alto Square
Palo Alto, California 94306

Calculation of Filing Fee

Transaction valuation	Amount of filing fee
$127,379,078*	$11,719**

*
Calculated solely for the purpose of determining the amount of filing fee. This amount assumes that options to purchase 14,144,587 shares of common stock of VeriSign, Inc. having an aggregate value of $127,379,078 as of November 20, 2002 will be cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals .000092 times the transaction valuation.

**	Previously paid.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    Not applicable.
Form or Registration No.:    Not applicable.
Filing Party:    Not applicable.
Date Filed:    Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed by VeriSign, Inc. (the “Company”) with the Securities and Exchange Commission on November 27, 2002 (the “Schedule TO”), relating to an offer by the Company to exchange certain Company options for new options to purchase shares of common stock to be granted by the Company upon the terms and subject to the conditions described in the Offer to Exchange that was filed as Exhibit (a)(1) to the Schedule TO.

Item 1.    Summary Term Sheet.

(i)  Item 1 of the Schedule TO and the “Summary Term Sheet” of the Offer to Exchange are hereby amended and supplemented to replace the first two lines of the table appearing immediately following the question “In brief, what will be the sequence of events should I decide to participate in the Option Exchange Plan?” on page ii with the following:

“Exchange Election Period	You may elect to participate in the Option Exchange Program during this time	November 27, 2002—December 26, 2002

All elections must be received by 9:00 p.m. Pacific Time on December 26, 2002”

(ii)  Item 1 of the Schedule TO and the “Summary Term Sheet” of the Offer to Exchange are hereby amended and supplemented to delete the clause “that will become irrevocable at 9:00 p.m. Pacific Time on December 26, 2002,” from the first sentence immediately following the question “What do I need to participate in the Option Exchange Program”.

(iii)  Item 1 of the Schedule TO and the “Summary Term Sheet” of the Offer to Exchange are hereby amended and supplemented to add to the end of the final paragraph following the question “What is the deadline to elect to participate in the Option Exchange Program?” on page iii the following sentences:

“If we waive a condition with respect to any option or option holder, we will also waive that condition with respect to all other options and option holders. We must satisfy or waive all conditions prior to the expiration of the offer.”

(iv)  Item 1 of the Schedule TO and the “Summary Term Sheet” of the Offer to Exchange are hereby amended and supplemented replace the two paragraphs immediately following the question “How do I withdraw from the Option Exchange Program after I have submitted an Election to Participate?” on page iii with the following paragraphs:

“You may withdraw your election to participate in the Option Exchange Program at any time before 9:00 p.m. Pacific Time on December 26, 2002. Notwithstanding the above, if we do not accept your options for participation in the Option Exchange Program before January 24, 2003, the 40th business day from the commencement of the Option Exchange Program, you may withdraw such options at any time after 12:01 a.m., Eastern Time, January 24, 2003.

To withdraw an election to exchange options, you must deliver to VeriSign Stock Administration a completed Notice of Withdrawal in the form accompanying this Offer to Exchange with the required information prior to 9:00 p.m. Pacific Time on December 26, 2002. The Notice of Withdrawal may be delivered in the same manner and to the same locations described in the answer to Question 9. Please be sure to allow sufficient time to ensure receipt by us and delivery of confirmation to you before the deadline. Once you have withdrawn options, you may re-elect to exchange options only by again following the election procedure described in the answer to Question 9.”

(v)  Item 1 of the Schedule TO and the “Summary Term Sheet” of the Offer to Exchange are hereby amended and supplemented replace the sentence “You cannot revoke your Election to Participate after 9:00 p.m. Pacific Time on December 26, 2002.” immediately following the question “What if my employment at VeriSign ends between the date of this Offer to Exchange and the new option grant date?” on page iv with the following sentences:

“You may revoke your Election to Participate until 9:00 p.m. Pacific Time on December 26, 2002.”

Item 4.    Terms of the Transaction.

(i)  Item 4 of the Schedule TO is hereby amended and supplemented as set forth above under Item 1 of this Amendment.

(ii)  Item 4 of the Schedule TO and the cover letter of the Offer to Exchange are hereby amended and supplemented to replace the sentence “The Offer and Withdrawal Rights Expire on December 26, 2002 at 9:00 p.m., Pacific Time, Unless the Offer is Extended” appearing in the box at the top of the page with the following:

“THE OFFER EXPIRES ON DECEMBER 26, 2002 AT 9:00 P.M., PACIFIC TIME, UNLESS THE OFFER IS EXTENDED”

(iii)  Item 4 of the Schedule TO and the Section 3 of the Offer to Exchange (“Procedures for Electing to Participate in the Option Exchange Program”) are hereby amended and supplemented to add in the paragraph titled “Determination Of Validity; Rejection Of Options; Waiver Of Defects; No Obligation To Give Notice Of Defects” on page 4 immediately following the sentence “We also reserve the right to waive any of the conditions of the Stock Option Exchange Program or any defect or irregularity in any election with respect to any particular options or any particular option holder.” the following:

“If we waive a condition with respect to any option or option holder, we will also waive that condition with respect to all other options and option holders. We must satisfy or waive all conditions prior to the expiration of the offer. No election to participate in the Option Exchange Program will be valid until all defects or irregularities have been cured by the electing option holder or waived by us.”

(iv)  Item 4 of the Schedule TO and Section 4 of the Offer to Exchange (“Withdrawal Rights”) on page 4 are hereby amended and supplemented to replace the second paragraph with the following:

“You have the right to withdraw the options you have elected to cancel at any time before 9:00 p.m. Pacific Time on December 26, 2002. If we extend the time during which you may elect to participate in the Option Exchange Program, you have the right to withdraw these options at any time until the extended period expires. Notwithstanding the above, if we do not accept your options for participation in the Option Exchange Program before January 24, 2003, the 40th business day from the commencement of the Option Exchange Program, you may withdraw such options at any time after 12:01 a.m., Eastern time, January 24, 2003.”

(v)  Item 4 of the Schedule TO and Section 5 of the Offer to Exchange (“Acceptance of Options for Exchange and Issuance of New Options”) on page 5 are hereby amended and supplemented to replace the sentence “Upon the terms and subject to the conditions of this Offer to Exchange and as promptly as practicable following the expiration date, we will accept for exchange and cancel options properly elected for exchange and not validly withdrawn before the expiration date.” with the following:

“Upon the terms and subject to the conditions of this Offer to Exchange and as promptly as practicable following the expiration date, we will accept for exchange and cancel options properly elected for exchange and not validly withdrawn pursuant to Section 4 of this Offer to Exchange.”

(vi)  Item 4 of the Schedule TO and Section 6 of the Offer to Exchange (“Conditions of the Option Exchange Program”) on page 6 are hereby amended and supplemented to delete the clause “including any action or omission to act by us,” from the first paragraph.

(vii)  Item 4 of the Schedule TO and Section 6 of the Offer to Exchange (“Conditions of the Option Exchange Program”) on page 7 are hereby amended and supplemented to replace the fifth bullet point of subparagraph (4) with the following:

“•
any negative change in the general political, market, economic or financial conditions in the United States or abroad that has or is reasonably likely to have (in VeriSign’s reasonable judgment) a material adverse effect on the business, condition (financial or other), operations or prospects of VeriSign or our subsidiaries or the trading volume and/or price of the shares of our common stock;”

(viii)  Item 4 of the Schedule TO and Section 6 of the Offer to Exchange (“Conditions of the Option Exchange Program”) on page 7 are hereby amended and supplemented to replace subparagraph (6) with the following:

“(6)
a tender offer or exchange offer for any or all of the shares of our common stock (other than this offer), or any merger, business combination or other similar transaction with or involving us or any of our subsidiaries, has been proposed, announced or made by any person other than us or our subsidiaries;”

(ix)  Item 4 of the Schedule TO and Section 6 of the Offer to Exchange (“Conditions of the Option Exchange Program”) on page 7 are hereby amended and supplemented to replace subparagraph (8) with the following:

“(8)
any negative change or changes occur in the business, condition (financial or other), assets, income, operations, prospects or stock ownership of VeriSign or our subsidiaries that has or is reasonably likely to have (in VeriSign’s reasonable judgment) a material adverse effect on the business, condition (financial or other), operations or prospects of VeriSign or our subsidiaries; or”

ITEM 12.    EXHIBITS.

Exhibit Number	Description
(a)(1)	Offer to Exchange Dated November 27, 2002.*

(a)(2)	Form of Election to Participate.*

(a)(3)	Form of Confirmation to Employees of Receipt of Election to Participate/Not Participate in the Offer to Exchange.

(a)(4)	Form of Confirmation of Cancellation to Employees Electing to Participate in the Offer to Exchange.*

(a)(5)	Form of Notice of Withdrawal.*

(a)(6)	Form of Email Sent to Eligible Option Holders on November 27, 2002.*

(a)(7)	Form of Email Sent to Eligible Option Holders on November 27, 2002.*

(a)(8)	The Company’s annual report on Form 10-K for the year ended December 31, 2001, filed with the Securities and Exchange Commission on March 18, 2002 (incorporated herein by reference).

(a)(9)	The Company’s quarterly report on Form 10-Q for the quarter ended September 30, 2002, filed with the Securities and Exchange Commission on November 13, 2002 (incorporated herein by reference).

(b)	Not applicable.

(d)(1)
The VeriSign, Inc. 2001 Stock Incentive Plan (incorporated by reference to Exhibit 4.05 filed with the Company’s Registration Statement on Form S-8 on September 21, 2001 (Commission File No. 333-69818)).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Date: December 10, 2002	VERISIGN, INC.

	By:	/s/ JAMES M. ULAM
James M. Ulam Senior Vice President, General Counsel and Secretary

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)	Offer to Exchange Dated November 27, 2002.*

(a)(2)	Form of Election to Participate.*

(a)(3)	Form of Confirmation to Employees of Receipt of Election to Participate/Not Participate in the Offer to Exchange.

(a)(4)	Form of Confirmation of Cancellation to Employees Electing to Participate in the Offer to Exchange.*

(a)(5)	Form of Notice of Withdrawal.*

(a)(6)	Form of Email Sent to Eligible Option Holders on November 27, 2002.*

(a)(7)	Form of Email Sent to Eligible Option Holders on November 27, 2002.*

(a)(8)	The Company’s annual report on Form 10-K for the year ended December 31, 2001, filed with the Securities and Exchange Commission on March 18, 2002 (incorporated herein by reference).

(a)(9)	The Company’s quarterly report on Form 10-Q for the quarter ended September 30, 2002, filed with the Securities and Exchange Commission on November 13, 2002 (incorporated herein by reference).

(b)	Not applicable.

(d)(1)
The VeriSign, Inc. 2001 Stock Incentive Plan (incorporated by reference to Exhibit 4.05 filed with the Company’s Registration Statement on Form S-8 on September 21, 2001 (Commission File No. 333-69818)).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.